

Amended and restated term sheet†
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 114-I dated February 1, 2008

Term Sheet No. 3-A to
Product Supplement 114-I
Registration Statement No. 333-130051
Dated February 11, 2008; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index due October 30, 2009

General

- The notes are designed for investors who seek a fixed return of 30% and who believe that neither the S&P 500® Index nor the Russell 2000® Index will appreciate or depreciate by more than 18%, as compared to their respective Initial Index Levels, on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and receive no return if the Index closing level of either Index appreciates or depreciates by more than 18%, as compared to its Initial Index Level, on any trading day during the Monitoring Period, while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 30, 2009*.
- Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about February 26, 2008 and are expected to settle on or about February 29, 2008.

Key Terms

Indices:	The S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each an "Index," and together, the "Indices").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal: (i) If a Knock-Out Event has *not* occurred during the Monitoring Period, the Fixed Payment of at least $300†† per $1,000 principal amount note (or 30%†† x $1,000); or (ii) If a Knock-Out Event has occurred during the Monitoring Period, zero. †† The actual Fixed Payment will be set on the pricing date and will not be less than $300 per $1,000 principal amount note (or 30% x $1,000).
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level **of either Index** is greater than the Upper Knock-Out Level for such Index OR less than the Lower Knock-Out Level for such Index.
Upper Knock-Out Level:	For each Index, 118% of the Initial Index Level for such Index.
Lower Knock-Out Level:	For each Index, 82% of the Initial Index Level for such Index.
Monitoring Period:	The period from the Pricing Date to and including the Final Observation Date.
Initial Index Level:	For each Index, the Index closing level on the pricing date, which is expected to be on or about February 26, 2008.
Final Observation Date:	October 27, 2009*
Maturity Date:	October 30, 2009*
CUSIP:	48123MSQ6

† This term sheet no. 3-A amends, restates and supersedes term sheet no. 3 to product supplement no. 114-I (term sheet no. 3 is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109208000752/e30213_fwp.pdf) in its entirety.
* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 114-I.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 114-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet no. 3-A.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet no. 3-A relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 114-I and this term sheet no. 3-A if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet no. 3-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $39.10 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of approximately $20.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The actual commission received by JPMSI may be more or less than $39.10 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $60.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-43 of the accompanying product supplement no. 114-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 11, 2008

Additional Terms Specific to the Notes

You should read this term sheet no. 3-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 114-I dated February 1, 2008. **This term sheet no. 3-A, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** *This term sheet no 3-A amends, restates and supersedes term sheet no. 3 dated February 4, 2008 to product supplement 114-I in its entirety. You should rely only on the information contained in this term sheet no. 3-A and in the documents listed below in making your decision to invest in the notes.* You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 114-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 114-I dated February 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208000661/e30173_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet no. 3-A, the "Company," "we," "us" or "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE** — You will be entitled to a Fixed Payment of at least $300[††] at maturity, in addition to your principal, for each $1,000 principal amount note, even if the closing levels of both Indices on the Final Observation Date are less than their respective Initial Index Levels, so long as the closing levels of both Indices were less than or equal to their respective Upper Knock-Out Levels AND greater than or equal to their respective Lower Knock-Out Levels on every trading day during the Monitoring Period.
  [††] The actual Fixed Payment will be determined on the pricing date and will not be less than $300 per $1,000 principal amount note (or 30% x $1,000).

- **THE INDICES** — The return on the notes is linked to the S&P 500® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under "The S&P 500® Index" and "The Russell 2000® Index" in the accompanying product supplement no. 114-I.

- **TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You and we agree to treat the notes as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or disposition in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on February 8, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 3.09%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.09%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the equity securities composing the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 114-I dated February 1, 2008.

- **NO RETURN IF EITHER INDEX APPRECIATES OR DEPRECIATES BY MORE THAN 18%** — The return on the notes at maturity will depend on whether a Knock-Out Event occurs. The Additional Amount will be zero and you will receive no more than the principal amount of your notes at maturity, regardless of the appreciation or depreciation of the Indices during the term of the notes, if the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level on any trading day during the Monitoring Period. As a result, you may receive a lower payment at maturity than you would have received if you had invested directly in the Indices, the equity securities underlying the Indices or contracts related to the Indices.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested directly in each Index, the equity securities underlying each Index or contracts related to each Index. If the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing levels for both Indices fall between their respective Upper Knock-Out Level and respective Lower Knock-Out Level on the Final Observation Date but the Index closing level for either Index is greater than its respective Upper Knock-Out Level OR less than its respective Lower Knock-Out Level at some time during the term of the notes.

- **THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS** — Your ability to benefit from any Fixed Payment may be limited by the "knock-out" feature of the notes. In the event that the Index closing level for either Index exceeds the respective Upper Knock-Out Level or is below the respective Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect the Fixed Payment.

- **YOU WILL BE EXPOSED TO THE RISK OF EITHER S&P 500® INDEX OR THE RUSSELL 2000® INDEX TRIGGERING A KNOCK-OUT EVENT** — Unlike an instrument with a return linked to a basket of indices or equity securities or other underlying assets, in which risk is mitigated and diversified among all of the components of the basket, **you will be exposed to the risk of either Index triggering a Knock-Out Event**. Strong or weak performance by either Index over the term of the notes may negatively affect your likelihood of receiving the Fixed Payment and will not be offset or mitigated by the performance of the other Index. Your return on the notes should not be expected to match the performance of a direct investment in either of the Indices or a basket of the Indices.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT** — If a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount equal to the Fixed Payment of at least $300†† (or 30%†† x $1,000), regardless of the appreciation or depreciation in either Index, which may be significant. Therefore, your appreciation potential is limited.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF EITHER INDEX IS VOLATILE** — The likelihood of either Index closing above its Upper Knock-Out Level or below its Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of such Index — the frequency and magnitude of changes in the level of the Index. Since their respective inceptions, the S&P 500® Index and the Russell 2000® Index have experienced significant volatility.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet no. 3-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the respective level of each Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether the Index closing level of either Index is above its Upper Knock-Out Level or below its Lower Knock-Out Level during the Monitoring Period;
  - the expected volatility of the Indices;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the S&P 500® Index. **The following table assumes that the Index closing level for the Russell 2000® Index will be less than or equal to its Upper Knock-Out Level and greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period. We make no representation or warranty as to the performance of the Russell 2000® Index during the Monitoring Period. Your Additional Amount will be zero if a Knock-Out Event occurs with respect to the Russell 2000® Index, even if a Knock-Out Event does not occur with respect to the S&P 500® Index.** The following table assumes an Initial Index Level for the S&P 500® Index of 1300, a Fixed Payment of $300 per $1,000 principal amount note (or 30% x $1,000) and that the lowest and highest Index closing levels for each Index during the Monitoring Period are as set forth under the first two columns in the following table. For the S&P 500® Index, assuming an Initial Index Level of 1300, the Upper Knock-Out Level will be 1534 and the Lower Knock-Out Level will be 1066. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical lowest closing level during the Monitoring Period	Hypothetical highest closing level during the Monitoring Period	Largest potential change from the Initial Index Level during the Monitoring Period	Additional Amount		Principal		Payment at Maturity
1170.00	1755.00	35.00%	$0.00	+	$1,000	=	$1,000.00
1170.00	1625.00	25.00%	$0.00	+	$1,000	=	$1,000.00
1170.00	1534.13	18.01%	$0.00	+	$1,000	=	$1,000.00
1170.00	1534.00	18.00%	$300.00	+	$1,000	=	$1,300.00
1170.00	1495.00	15.00%	$300.00	+	$1,000	=	$1,300.00
1235.00	1430.00	10.00%	$300.00	+	$1,000	=	$1,300.00
1300.00	1365.00	5.00%	$300.00	+	$1,000	=	$1,300.00
1300.00	**1300.00**	**0.00%**	**$300.00**	**+**	**$1,000**	**=**	**$1,300.00**
1235.00	1300.00	-5.00%	$300.00	+	$1,000	=	$1,300.00
1170.00	1365.00	-10.00%	$300.00	+	$1,000	=	$1,300.00
1105.00	1430.00	-15.00%	$300.00	+	$1,000	=	$1,300.00
1066.00	1430.00	-18.00%	$300.00	+	$1,000	=	$1,300.00
1065.87	1430.00	-18.01%	$0.00	+	$1,000	=	$1,000.00
975.00	1430.00	-25.00%	$0.00	+	$1,000	=	$1,000.00
845.00	1430.00	-35.00%	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1170, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1430. Because the closing level of the S&P 500® Index was less than or equal to its Upper Knock-Out Level AND greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $300, and the final payment at maturity is equal to $1,300 per $1,000 principal amount note.

Example 2: The lowest closing level of the S&P 500® Index during the Monitoring Period was 845, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1430. Because the Index closing level of the S&P 500® Index was less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1170, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1495. Because the Index closing level of the S&P 500® Index was less than or equal to its Upper Knock-Out Level AND greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $300, and the final payment at maturity is equal to $1,300 per $1,000 principal amount note.

Example 4: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1170, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1755. Because the Index closing level of the S&P 500® Index was higher than its Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is $1,000.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index and the Russell 2000® Index based on their respective weekly Index closing levels from January 3, 2003 through February 8, 2008. The S&P 500® Index closing level on February 8, 2008 was 1331.29. The Russell 2000® Index closing level on February 8, 2008 was 698.90. We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Reference Indices will result in a payment at maturity of more than the principal amount.



